June 19, 2009

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Re:

PowerNova Technologies Corporation

2009 Annual General Meeting of Shareholders

Pursuant to Section 2.2 of National Instrument 54-101, this is to confirm the following dates regarding the annual and special meeting of shareholders of PowerNova Technologies Corporation:

Meeting Date:

August 24, 2009

Meeting Type:

Annual and Special

Record Date for Notice:

July 17, 2009

Record Date for Voting:

July 17, 2009

Beneficial Ownership Determination Date:

July 17, 2009

Class of Securities Entitled to Receive Notice:

Common Shares

Class of Securities Entitled to Vote:

Common Shares

CUSIP No.:

739329

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

“Donna M. Moroney”

Donna M. Moroney,

President

Calgary office: #850, 505 – 3rd Street SW Calgary, AB T2P 3E6 Tel: 403.216.8450 Fax: 403.216.8459	web: www.globalcci.com	Vancouver office: #1620, 1185 West Georgia Street Vancouver, BC V6E 4E6 Tel: 604.696.4236 Fax: 604.696.9860